Exhibit 3.02.24

TWENTY FIRST CENTURY CRISIS COMMUNICATIONS, LLC

FIRST AMENDED AND RESTATED OPERATING AGREEMENT

THIS FIRST AMENDED AND RESTATED OPERATING AGREEMENT (this “Agreement”), by Twenty-First Century Communications, Inc., an Ohio corporation (the “Member”), to be effective as of 11:59 p.m., Eastern time on August 24, 2010 (the “Effective Time”);

W I T N E S S E T H:

WHEREAS, Twenty First Century Crisis Communications, LLC, an Ohio limited liability company (the “Company”), was formed pursuant to those certain Articles of Organization filed with the Ohio Secretary of State on March 7, 2002 (the “Original Articles of Organization”), and that certain Operating Agreement, dated March 7, 2002, by the Member (the “Original Operating Agreement”); and

WHEREAS, the Member desires hereby to amend, restate and supersede in its entirety the Original Operating Agreement, and intends that this Agreement constitute the “Operating agreement” of the Company, within the meaning of that term as defined in Chapter 1705 of the Ohio Revised Code (the “Act”);

NOW THEREFORE, it is agreed, stated and declared as follows:

Section 1. Formation; Member. The Company was formed upon the execution and filing of the Original Articles of Organization with the Ohio Secretary of State. The purpose for which the Company is formed is to engage in any lawful act or activity for which limited liability companies may be formed under the Act. The Member shall be the sole “member” of the Company, as defined in the Act.

Section 2. Management.

(a) General. The Company shall be managed by a single manager (the “Manager”), within the meaning of that term as used in the Act, on the terms and subject to the conditions set forth in this Section 2. The Manager shall serve at the pleasure of the Member or until the Manager’s earlier resignation or death. The Manager shall be subject to immediate removal at any time by the Member, with or without assigning any cause. The Member may replace the Manager and may fill any Manager vacancy. Initially, the Manager shall be James L. Kennedy, an Ohio resident.

(b) Power and Authority of Manager; Method of Acting. Except as may be required under non-waivable provisions of applicable law or under other provisions of this Agreement requiring or providing for actions to be taken by the Member:

(i) the Manager shall have full and exclusive right, power and authority to conduct the business and manage the affairs of the Company in accordance with the terms and conditions of this Agreement (including without limitation the authority to engage in any of the conduct listed in Section 1705.25(A)(3) of the Ohio Revised Code); and

(ii) whether under this Agreement, under any other agreement or obligation by which the Company, the Manager or the Member may be bound, or pursuant to applicable law: (A) any action or inaction by the written consent of the Manager shall bind the Company; and (B) the Member, acting alone, shall not have the power or authority to bind the Company.

Section 3. Term. The term of the Company commenced with the filing of the Articles of Organization with the Ohio Secretary of State. The Company shall continue in perpetuity, unless and until the Member consents in writing to dissolve the Company. Upon dissolution the Company shall be wound up and terminated as provided in the Act, and the Manager shall have the authority to wind up the Company.

Section 4. Capital Contributions. The Manager shall determine the amounts, forms and timing of capital contributions required of the Member.

Section 5. Tax Matters. So long as the Company has only one member, the Company shall be disregarded as an entity separate from its member, solely for tax purposes, in accordance with Sections 301.7701-1, -2 and -3 of the regulations promulgated under the Internal Revenue Code of 1986, as amended, and the profits, losses, income, loss, deductions, credits and similar items of the Company shall be allocated accordingly.

Section 6. Distributions. Distributions of cash or property under circumstances not involving the liquidation of the Company, if any, shall be within the discretion of the Manager as to amount, form and frequency. Upon the liquidation of the Company, the Manager shall have power to liquidate or to distribute in kind any and all of the assets of the Company, and the proceeds of any such liquidation shall be applied and distributed in accordance with the provisions of the Act.

Section 7. Effect of Certain Events on Member Status. As permitted in Section 1705.15 of the Ohio Revised Code, it is agreed that a member of the Company does not cease to be a member of the Company merely by virtue of any of the events specified in subsections 1705.15(C), (D), (E), (F), (G), (H), (I) and (J) of the Ohio Revised Code.

Section 8. General Provisions.

(a) No Third Party Beneficiaries. None of the provisions of this Agreement shall be construed as existing for the benefit of any creditor of the Company or as being enforceable by any party not a signatory hereto. There shall be no third party beneficiaries of this Agreement.

(b) Entire Agreement. This Agreement constitutes the entire “operating agreement” of the Company within the meaning of the Act and contains the entire understanding, agreement and statement of the Member upon the subject matter of this Agreement and may be amended, changed or waived only in a writing signed by the Member. The Member acknowledges that the provisions of the Act shall govern the affairs of the Company and the conduct of its business, except as provided in this Agreement.

(c) Provisions Binding. This Agreement shall inure to the benefit of and be binding upon the Member and the Member’s heirs, executors, administrators, successors and assigns.

(d) Applicable Law. This Agreement shall be interpreted in accordance with the laws of the State of Ohio.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement, effective as of the Effective Time.

TWENTY-FIRST CENTURY
COMMUNICATIONS, INC., an Ohio corporation

By:	/s/ James L. Kennedy
James L. Kennedy, President and Chief Executive Officer